FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company
TransGlobe Energy Corporation ("TransGlobe" or the "Company")
Suite 2300, 250 – 5th Street SW
Calgary, Alberta T2P 0R4

2.	Date of Material Change
March 8, 2016.

3.	News Release
A news release was issued by TransGlobe on March 9, 2016 and disseminated through the facilities of a recognized news wire service and would have been received by the securities commission where TransGlobe is a reporting issuer in the normal course of its dissemination.

4.	Summary of Material Change
On March 8, 2016, the Board of Directors of TransGlobe resolved to suspend TransGlobe's $0.025 per share quarterly cash dividend.

5.	Full Description of Material Change
5.1    Full Description of Material Change:
On March 8, 2016, the Board of Directors of TransGlobe resolved to suspend TransGlobe's $0.025 per share quarterly cash dividend. By suspending the dividend, the Company will free up approximately $1.8 million of cash each quarter, or approximately $7.2 million annually. The current low oil price environment and the Company's desire to maintain financial strength and flexibility led management and the Board of Directors to conclude that suspension of the Company's dividend was appropriate at such time.
5.2 Disclosure for Restructuring Transactions:
Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:
Not applicable.

7.	Omitted Information
Not applicable.

8.	Executive Officer
The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and this material change report is:
Randy Neely, Vice President, Finance, Chief Financial Officer & Corporate Secretary
Tel: (403) 264-9888
Fax: (403) 770-8855

9.	Date of Report
March 28, 2016.